AB 3/7

* KH 3/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11017622

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, 8th Floor
(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Jessica Hecht Ramsey **713-993-4051**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Jessica Hecht Ramsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWNA LYNNE DANIEL
Notary Public, State of Texas
My Commission Expires
June 12, 2013

Signature

CFO/FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
N/A (c) Statement of Income (Loss).
N/A (d) Statement of Changes in Financial Condition.
N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
N/A (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report (separately bound).
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

The Partners
Salient Capital, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the "Partnership") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Houston, Texas
February 24, 2011

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	633,483
Prepaid expenses and other		43,810
TOTAL ASSETS	$	677,293
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	2,604
Accrued expenses		73,478
Due to affiliates		174,081
TOTAL LIABILITIES		250,163
PARTNERS' CAPITAL		
General partner		4,271
Limited partner		422,859
TOTAL PARTNERS' CAPITAL		427,130
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	677,293

See accompanying notes to statement of financial condition.

NOTE A - NATURE OF OPERATIONS

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Partnership will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

The Partnership earns fees as a placement agent in connection with certain private investment funds. As of December 31, 2010, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Revenues and Expenses: Revenues and expenses are recorded as earned or incurred, respectively. All revenues are derived from placement fees that are earned from private investment funds that are managed by the same organization. The organization managing such funds is not an affiliate or related party of the Partnership.

Income Taxes: As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2010, there were no amounts that had been accrued with respect to uncertain tax positions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

This entity has an annual federal partnership tax filing requirement (Form 1065). The federal tax returns for years 2007 onwards are open and subject to examination by the Internal Revenue Service. Additionally, this entity has an annual Texas franchise tax filing requirement. The Texas returns for years 2007 onwards are open and subject to examination by the Comptroller of Public Accounts. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts.

Cash and Cash Equivalents: The Partnership considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, the Partnership did not have any cash equivalents.

NOTE C - RELATED PARTY TRANSACTIONS

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice.

At December 31, 2010, the Partnership owed $174,081 to the limited partner and other affiliates.

NOTE D - NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Partnership had net capital of $383,320, which was $366,642 in excess of its required net capital of $16,678. The Partnership's ratio of aggregate indebtedness to net capital was 0.65 to 1. The SEC requirements provide that partners' capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E - SUBSEQUENT EVENTS

The Partnership has evaluated all events subsequent to the statement of financial condition date through the date this statement of financial condition was available to be issued, which was February 24, 2011.

SALIENT CAPITAL, L.P.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Partners
Salient Capital, L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Salient Capital, L.P. (the "Partnership") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 24, 2011

SALIENT CAPITAL, L.P.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of
Salient Capital, L.P.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Salient Capital, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Salient Capital, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Salient Capital, L.P.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 24, 2011

SALIENT CAPITAL, L.P.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 4,257,155
Additions: None	-
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	158,960
SIPC Net Operating Revenues	$ 4,098,195

Determination of General Assessment:

General Assessment @ .0025	$ 10,245

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 10,245
Less: Payment Made with Form SIPC-6 on July 28, 2010 to SIPC, Washington, D.C.	(5,192)
Assessment Balance Due - Paid February 15, 2011	$ 5,053

Reconciliation with the Partnership's Computation of SIPC Net Operating Revenues for the Period January 1, 2010 through December 31, 2010:

SIPC Net Operating Revenues as computed by the Partnership on Form SIPC-7	$ 4,098,195
SIPC Net Operating Revenues as computed above	4,098,195
Difference	$ -